
Australia's Most Famous Wine


ROSEMOUNT ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

2 May 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON   D C   20549

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128   Facsimile: +61 2 9465 1182   E-mail: nick.mowat @southcorp.com.au



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 1

BECOMING A PURE WINE COMPANY

- 2001 was a year of significant change for Southcorp.

- The $1.0 billion sale of Packaging shortly preceded the $1.5 billiion acquisition of Rosemount and towards the end of the year we announced the $600 million plus sale of Water Heaters.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 2

STRATEGIES FOR GROWTH

- Today I want to outline the transformation of the company and what it means for long term growth. That transformation has occurred at two levels.

- Firstly, the transformation into a pure wine company and secondly the transformation of Southcorp into a premium wine company.

- The first transformation is complete.

- The premium wine transformation is well under way and underlies our volume and profitability growth and improved return on capital employed.

- Revenue growth and operating margins have been significantly enhanced through our strategy of growing our core brands of Penfolds, Rosemount, Lindemans and Wynns in international markets. Today these core brands represent 75% of our revenues primarily from international markets.

- More than 60% of our revenues and more than 70% of our earnings come from outside Australia. This positions us well because profit growth will come from international markets.

- The international success of our core brands is the key value driver for us and underpins our long term competitive position in the global wine industry as a premium wine company.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 3

SOUTHCORP PROFILE

- For those that are less familiar with Southcorp, we'll review our profile:

  - 3 global brands in Penfolds, Rosemount and Lindemans

  - Annual sales of 22 million 9L cases of wine,

  - Revenues of $1.4 billion,

  - A market capitalisation of $A4 billion,

  - Strong positions in Australia, the UK and US markets,

  - Capital employed is in the order of $3 billion with debt of $950 million and gearing of 43%, and

  - Southcorp is arguably the most awarded wine company in international exhibitions.

- From this base of premium products and global brands we are able to leverage our strength to develop further global brands and generate outstanding growth opportunities for our business. Later in this presentation I will demonstrate just how significant those opportunities are.



STRATEGIC DIRECTION-INTERNATIONAL FOCUS FOR GROWTH

- The combined wine businesses of Southcorp and Rosemount has shown solid long term growth in sales and EBITA

- International markets, in particular the United Kingdom and United States, have been, and will continue to be, a significant focus for us.

- We have achieved very strong long term real growth in these regions due to the success of our core premium wine brands and the strength of our distribution.

- The most recent five years was a robust period for Australian wine, although we are entering a more competitive period. However, we are well positioned to meet the challenge.

- Our most recent Interim Results continue to support these growth figures, despite the usual distractions from a merger integration and a more difficult economy. In the 6 months, revenue grew 17.6% and EBITA grew 26%.



STRATEGIC DIRECTION – INTERNATIONAL GROWTH

- You can see here that the strategy is delivering positive results with international revenue growing 24% and EBITA growing a very strong 45% in the six months to December 2001, with strong performances from the Americas and Europe. We expect strong international growth to continue.



STRATEGIC DIRECTION - PREMIUM FOCUS AND IMPROVED MIX

- A combination of regional growth and core brand focus has seen us significantly improve our product mix – which is a key driver for margins. We have a strong belief that all parts of the distribution chain must prosper. Improved mix provides more dollar margin for both the supplier and the retailer/distributor and, indeed, more profit with which to support our brands.

- You can see that there has been significant progress with price per case rising from around $40 to $65. While there may be some small contribution from pricing, the majority is due to improved mix. At Rosemount, as a stand alone business, the price per case was $88 and was a key driver in our financial performance. Price per case for our core brands is $84 from our latest interim result.

- In the case of the former Southcorp Wines, there is still too much lower value product, sold mainly in Australia but also in the UK. We will explain how we are addressing this issue as we strive towards becoming a more premium wine company with a more focused portfolio and less complexity.

- Again, in the 6 months to December 2001, on a like-for-like basis, we achieved a 14% increase in $/case to $64 and EBITA/case growth of 26% - ahead of our 5 year CAGR growth rates.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 7

ROSEMOUNT BUSINESS MODEL

- The historical Rosemount performance and success is presented here because some of the philosophies and strategies from the Rosemount business model are being taken into account as we form the New Southcorp.

- At the core of our new business model is a 'demand driven' approach to managing our business. Under this philosophy we produce and supply wine to meet forecast market demand. That forecast demand is updated monthly by divisional sales people.

- This approach ensures that our capital resources are focused on creating award winning premium wines with high consumer acceptance, delivering strong marketing and promotional support to reinforce brand association and meeting volume demand through scaled growth in operations.

- The value of this strategy is evident in the results. Looking at the Rosemount business we see a company with an outstanding record of financial performance.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 8

WINE – Sales Analysis by Region

- Looking at the regions in more detail shows the increasing importance of the Americas, which is predominantly the US and Canada. We expect this region to be our largest market by value next financial year with excellent prospects for profit growth going forward.

- Next year we believe around 70% of our revenue will be from outside Australia.

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Wine – Americas				
6 months to December 2001				
◆ Volume up 20% to 2.3m cases				
◆ Revenue up 39% to $241m				
◆ EBITA up 53% to $65.8m				
◆ EBITA margin 27.3%				
◆ $/case up 15.5% to $107				
US Nielsen rankings	52 wks	26 wks	13 wks	4 wks
Lindemans	19	18	18	15
Rosemount	23	20	19	18
Ref: 16 March 2002				
SOUTHCORP				

WINE – Sales Analysis by Region

Americas

- In the December half we saw very strong growth in North America.

- North American volume grew 19.9% to 2.3 million cases, whilst revenue increased 38.5% to $241 million and EBITA increased 52.9% to $65.8 million.

- Our release of Penfolds in the lead up to a full retail launch in the second half was particularly pleasing, while Rosemount and Lindemans continue to perform well.

- The recent Nielsen rankings show the two Australian brand market leaders – Lindemans and Rosemount - gaining ground at a rapid pace. The changes to distribution we instituted about a year ago are clearly having the positive effects that were intended.

- The Nielsen figures not only show that Lindemans and Rosemount are the Number 1 and Number 2 imported brands, but that one or both of our brands have overtaken major US brands such as BV, Bolla, Beringer Founders and Robert Mondavi Coastal.

- We believe this is evidence that our strategy of strong global premium brands from a low cost Australian production base is working well in a highly competitive market.



Wine – Europe
6 months to December 2001

- Volume down 4% to 3.3m cases
- Revenue up 11% to $200m
- EBITA up 33% to $34.4m
- EBITA margin 17.2%
- $/case up 15.7% to $61

UK Nielsen rankings

Table Wine	+ 8%
Australian wine	+ 15%
Southcorp brands	+ 20%

MAT Jan/Feb '02

SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 10

WINE – Sales Analysis by Region

Europe

- In Europe, we saw our strategy of focusing on core branded products improve mix and drive earnings.

- Although volume declined 4.2% to 3.3 million cases, revenue increased 10.8% to $200 million and EBITA increased 33% to $34.4 million, reflecting a significant mix shift during the period.

- Total volume declined due to our move to exit unprofitable Private (BOB) Label accounts. Core brand volume grew 6.6% and value grew 13.9%. This mix shift means that the core brands now represent 70% of volume and 81% of revenue for Europe.

- This saw profitability rise in Europe with strong performances from Penfolds and Rosemount. Price rises for Lindemans, taken last financial year, which lifted the retail price by around 1 pound per bottle or 20%, adversely impacted volume but had a favourable impact on gross profit.

- The latest Nielsen figures (MAT Jan/Feb '02) show Southcorp brand value growing at 20% ahead of Australian market growth of 15% and general wine market growth of 8%.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 11

WINE – Sales Analysis by Region

- **Overall, Australia's** latest interim profit performance was lower due to a softer performance by Wynns compared to the December 2000 half, which benefited from the successful 1998 vintage. These wines will be sold through in the second half.

- Following the integration of the Australian sales team, since January 2002, the emphasis has been to leverage the power of our wine portfolio, our strong one-third share of the table wine market and our strong sales force to increase profitably our market share and reverse the market share declines that Southcorp had been experiencing for some time.

- This is being achieved via a key focus on our premium portfolio, stronger promotional programs with retailers in combination with increased distribution and, most significantly, new products.

- Approximately 70% of the existing product lines have been renovated with upgraded packaging and wine quality improvement.

- This redevelopment commenced successfully with Penfolds and Lindemans and will continue throughout the range, all to be in the market pre-Christmas this year.

- We are experiencing stronger growth in our premium commercial lines and the latest Nielsen trends are positive with 10% growth in March for each of our table and sparkling wine portfolio. This indicates that our strategy is working.



PREMIUM BRAND FOCUS

- As you have heard, our core brands are key growth and value drivers for our business and underpin our long term position in the global wine market.

- This table demonstrates Southcorp's sharpened focus on the core brands.

- These premium products are also the key value drivers for our business.

- Although we have many other lower margin products that represent around 30% of our volume, the point is that our core brands now deliver an average A$84 per case in line with the top line figure expected from a premium wine company.

- We have embarked on a strategy to work our way out of certain products, which have lesser growth potential and will redeploy the asset infrastructure to grow our higher profit premium brands.

- By June 2003 we expect to have around half the stock keeping units we have today.

- The expected result is a more streamlined business with less complexity – that is, fewer brands and stock keeping units, more focus on the core portfolio, improved profitability and a higher return on assets deployed.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 13

THREE GLOBAL BRANDS

- To support the growth of our core brands we have established a superb distribution network and, as a result, we have an outstanding growth story.

- The strategy going forward is to continue to grow Rosemount and Lindemans whilst capitalising on the fantastic potential of Penfolds.

- With two months remaining in the current financial year we are confident that the growth of these core brands will exceed the average 23% annual growth achieved over the past 5 years.

- This growth is being driven by strong growth for each of the brands in each of the key markets of Australasia, Europe and the Americas.

- Leading the growth is Penfolds, which we are confident will exceed the target we announced at our interim results in February of 30% growth.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 14

LINDEMANS

- Before I look in some detail at our plans for Penfolds it is worth noting the strong international base that will underpin our plans.

- Lindemans is on track to exceed 5.0 million cases this financial year, with strong growth in all international markets, of which around 2.0 million cases will be sold to both the US and UK markets.

- The long term success of Lindemans in the US market has enabled Southcorp to create a significant foothold in that market, which not only provides ongoing opportunities for its own growth, but also an opening for our Penfolds brand.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 15

LEVERAGING THE BRANDS

- In the same way that we are developing the Penfolds brand we are continually looking at innovative ways of leveraging the value of our other brands to deliver profitable volume growth.

- Highlighting the opportunities, the leading positions held by of our Lindemans and Queen Adelaide ranges has provided us with the opportunity to create new ways of driving volume growth.

- We have recently released a range of Lindemans and Queen Adelaide premium wines in a 3 litre convenience pack.

- These convenience packs, which are equivalent to four 750ml bottles, offer consumers a convenient means of enjoying premium wine more often.

- These products not only offer good value to consumers, but good returns to our retail customers and of course Southcorp. The gross profit from these convenience packs is the same as our bottled products.

- We are excited by the opportunities made possible by our portfolio of core brands and market leading products and we will continue to seek innovative and smart ways to drive the growth and profitability of our business.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 16

Australia: No. 1 brand
United States: Top 15 brand
United Kingdom: Top 10 brand
No1 selling Australian red in UK

ROSEMOUNT

- Like Lindemans, Rosemount has achieved outstanding international growth and is fast approaching a position as a 5 million case brand.

- The UK and US markets continue to be the key growth markets for this brand.

- A large part of Rosemount's success can be attributed to its reputation for outstanding quality having won:

  - The 2000 London International Wine & Spirit Competition 'Winemaker of the Year', 'Best Australian Producer' and 6 gold medals;

  - San Francisco International Wine Competition - 'The Best of the Nation' award - Rosemount Estate;

  - Intervin International Wine Competition - 6 gold medals; and

  - Bordeaux Challenge International Du Vin Trophy 'Prix d'Excellence' (1997 Roxburgh Chardonnay), awarded to Rosemount for two successive years.

- Given our strong market positions in Australia, the UK and the US we are able to undertake our exciting plans for the Penfolds brand.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 17

PENFOLDS GROWTH STRATEGY

- Just as Lindemans and Rosemount are now effectively each 5 million case brands, our objective and our opportunity is to grow the Penfolds brand from 1.8 million cases in 2001 to 5 million cases within 5 years.
- I know this audience will be particularly interested in how we have gained our early growth success for this Australian icon brand. A brand that was not only established in this state over 150 years ago (in 1844) but whose fruit continues to be almost entirely sourced from the magnificent and world-renowned grape growing regions of South Australia.
- Of course, Grange is Penfolds' flagship product, a fact that we have reinforced as part of the 50th anniversary celebrations of this, Australia's most famous wine.
- For the first time since 1973, fruit for Grange will be crushed and the wine barrelled at the home of Penfolds, the Magill Estate Winery.
- It is this respect for quality as well as the history of the brand that we are tapping into, to grow the Penfolds portfolio.
- Step One was to segment the Penfolds wines into the Bin or Reserve wines and a premium commercial end. The premium commercial wines represented the growth opportunity to leverage off the icon brand name of Penfolds.
- Step Two was to substantially improve brand development with:
    - The brand being positioned as Australia's Most Famous Wine;
    - The Penfolds name being displayed in its traditional upward sloping form;
    - The distinctive red capsule being adopted right across the Penfolds range;
    - The bottle being upgraded into a premium proprietary bottle; and
    - The commercial range being redefined by varietal, strengthening the Koonunga Hill and Rawsons Retreat ranges and improving the quality of these wines.



Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

SIA & AICD Presentation
2 May 2002

Page: 18

PENFOLDS GROWTH STRATEGY

- To further leverage the heritage of the brand we have also moved to complete the Penfolds premium ladder of wines.

- Our newest and most exciting Penfolds range release is the Thomas Hyland range, which has been produced initially for the US market, filling the gap between the Koonunga Hill and Bins ranges.

- Initially comprising a Shiraz and a Chardonnay, we expect to add a cabernet to this range in the near future.

- In addition to Thomas Hyland we have launched Rawsons Retreat into the US market, completing the Penfolds ladder and providing a significant volume and revenue boost for the brand in the region.



STRATEGIES FOR GROWTH

With the integration now complete we have straightforward strategies going forward :

1. Drive profitable sales volume. We will use our selling and distribution resources to grow our core and profitable brands and build the portfolio of tomorrow.

    Through our focus on customers we will build our sales competencies, being innovative in the way we seek new distribution and sales opportunities.

    And as we grow we will also learn how to better leverage the power of our brand portfolio to create ongoing sales growth.

2. Cost reduction and efficiency improvement – we have embarked on a program to streamline logistics, warehousing and distribution.

    This program will reduce our cost base, improve customer service, eliminate inefficiencies, reduce inventory and other assets.

    We recognise the competitive nature of the market, but we are well positioned to meet the competitive environment with our focused strategy to build the brand portfolio for the future.

    These strategies are designed to make the New Southcorp nothing less than a world class business with outstanding operational competencies delivering superior financial performance.